UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2024

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

As previously disclosed, Plastec Technologies, Ltd. (the “Company”) was party to a Share Transfer Agreement (the “Transfer Agreement”), dated November 14, 2015, among the Company, Shanghai Yongli Belting Co., Ltd. (“SYB”) and its wholly-owned subsidiary, Shanghai Yongjing Investment Management Co., Ltd. (“SYIM”), pursuant to which SYIM purchased, through a to-be-formed wholly-owned Hong Kong subsidiary (the “HK Subsidiary”), the entirety of the Company’s shareholding interests in its then wholly-owned subsidiary, Plastec International Holdings Limited (“Plastec”).

Pursuant to the Transer Agreement, the Company represented and warranted that Plastec was not subject to any tax disputes and if any tax disputes existed resulting in any losses and damages to Plastec, the Company would be fully responsible therefor.

Broadway Precision Technology Limited, a subsidiary of the Plastec group (“Broadway Precision”), was previously in dispute with the Inland Revenue Department, the Tax Department in Hong Kong, for the tax assessment years 2020-2021 and 2021-2022 which amounts in dispute were related to the period up to 2017-2018. Broadway Precision has now settled such disputes and was obligated to pay an amount of HKD3,847,000 (the “Reimbursable Amount”). As a result, the Company has reimbursed Plastec such amount pursuant to the Transfer Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name:	Kin Sun Sze-To
Title:	Chief Executive Officer

Dated: November 5, 2024